CH ENERGY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges	EXHIBIT (12) (i)

			2007		2006		Year Ended December 31,

		Earnings: ($000)	3 Months Ended Dec. 31	12 Months Ended Dec. 31	3 Months Ended Dec. 31	2006	2005	2004	2003		2002

A.		Net Income from Continuing Operations	$11,420	$42,636	$9,746	$43,084	$44,291	$42,423	$43,985		$36,453
B.		Preferred Stock Dividends	242	970	242	970	970	970	1,387		2,161
C.		Federal and State Income Tax	5,757	21,898	4,520	23,769	25,819	31,256	30,435		22,294
	Less	Income from Equity Investments	180	1,895	545	1,810	1,456	922	865		749
	Plus	Cash Distribution from Equity Investments	684	3,427	367	1,315	1,833	1,776	1,249		959

D.		Earnings before Income Taxes and Equity Inv.	$17,923	$67,036	$14,330	$67,328	$71,457	$75,503	$76,191		$61,118

E.		Fixed Charges
		Interest on Mortgage Bonds	0	0	0	0	0	0	570		2,136
		Interest on Other Long-Term Debt	5,051	18,653	4,286	16,425	13,826	11,488	10,699		9,819
		Other Interest	1,077	4,379	774	3,622	2,577	5,517	9,828	(1)	11,659
		Interest Portion of Rents (2)	387	1,278	313	1,112	1,077	1,192	1,040		749
		Amortization of Premium & Expense on Debt	243	963	256	991	1,043	1,066	1,159		1,249
		Preferred Stock Dividends Requirements of Central Hudson	355	1,423	333	1,415	1,458	1,594	2,243		3,346

		Total Fixed Charges	$7,113	$26,696	$5,962	$23,565	$19,981	$20,857	$25,539		$28,958

	Less	Preferred Stock Dividends Requirements of Central Hudson	355	1,423	333	1,415	1,458	1,594	2,243		3,346

F.		Total Earnings	$24,681	$92,309	$19,959	$89,478	$89,980	$94,766	$99,487		$86,730

		Preferred Dividend Requirements:
G.		Allowance for Preferred Stock Dividends Under IRC Sec. 247	$242	$970	$242	$970	$970	$970	$1,387	(1)	$2,161
H.		Less Allowable Dividend Deduction	(31)	(127)	(32)	(127)	(127)	(127)	(127)		(127)
I.		Net Subject to Gross-up	211	843	210	843	843	843	1,260		2,034
J.		Ratio of Earnings before Income Taxes and Equity Inv. To Net Income (D/(A+B))	1.537	1.537	1.435	1.528	1.579	1.740	1.679		1.583

K.		Preferred Dividend (Pre-tax) (I x J)	324	1,296	301	1,288	1,331	1,467	2,116		3,219
L.		Plus Allowable Dividend Deduction	31	127	32	127	127	127	127		127

M.		Preferred Dividend Factor	355	1,423	333	1,415	1,458	1,594	2,243		3,346

N.		Ratio of Earnings to Fixed Charges (F/E)	3.5	3.5	3.3	3.8	4.5	4.5	3.9		3.0

(1)

Reflects SFAS No. 150 titled Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, reclassification of $208,750 in preferred stock dividends to interest expense for the quarter ended September 30, 2003.

(2)	The percentage of rent included in the fixed charges calculation is a reasonable approximation of the interest factor.